FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the Month of February, 2007

HANSON PLC

(Translation of registrant’s name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F    X              Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No    X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC

By:	/s/ Graham Dransfield
Graham Dransfield
Legal Director

Date: February 22, 2007

February 22, 2007

Hanson PLC Preliminary Results 2006

Hanson delivers record results

•	Group turnover*† £4,132.7m (£3,715.7m), up 11.2%

•	Operating profit before impairments† £562.7m (£488.8m), up 15.1%

•	Profit before taxation £480.8m (£429.3m), up 12.0%

•	Net cash inflow from operating activities £445.5m (£471.2m)

•	Net debt £1,397.3m (£989.6m)

•	Earnings per share – basic 56.0p (53.2p), up 5.3%

•	Total dividend per share‡ 21.8p (20.0p), up 9.0%

*	Excluding joint-ventures and associates
†	Continuing operations
‡	Interim dividend paid and final dividend recommended

# Before impairments

Key operating highlights

•	Record year for Hanson: 15.1% increase in operating profit†#, up £74m, to £563m

•	£558m invested in acquisitions which contributed £48m to operating profit†#

•	Strong selling price discipline recovering cost increases and reflecting the underlying economic value of our long term mineral reserves

•	Aggregates North America operating profit†# increased by 31%

•	We expect further progress in 2007

Alan Murray, Chief Executive, said: “2006 has been a record year for Hanson. This was above our expectations at the time of our December trading statement, primarily due to a strong finish in our North American Aggregates division and additional property profits. We have maintained earnings growth momentum, recent acquisitions are performing well and our selling price discipline has been maintained. We expect to make further progress in 2007.”

Overview

2006 has been a record year for Hanson, with operating profit†# increasing by 15.1% to £562.7m, following an increase of 15.4% in 2005.

Acquisitions made in 2006 added £47.9m to operating profit†#. Property profits†# increased by £17.8m to £32.7m (£14.9m). Heritage1 operating profit†# from our six divisions increased by £12.2m. Strong selling price discipline led the heritage improvement, recovering significant input cost increases as well as reflecting the underlying economic value of our long term mineral reserves. Group operating margin increased by 0.7ppts to 12.8% (12.1%).

Our North American Aggregates division delivered an excellent result, with operating profit†# 30.7% ahead of 2005. This was led by strong selling price discipline and a good performance from acquisitions made in the year, most notably Material Service Corporation. We achieved an average aggregates price increase of 12.1%, reflecting both additional input cost increases and the increasing scarcity of mineral reserves in some of the US markets.

2006 was a good year for our North American Building Products division, increasing operating profit†# by 12.8% over 2005. Acquisition earnings, most notably from PaverModule in Florida, and operating profit†# increases in Pipe and Precast and Roof Tile, more than offset a reduction in operating profit†# from our Brick operations due to weakening of the residential market. The majority of our products are sold into the infrastructure, industrial and commercial construction sectors which remain robust.

Our businesses in the UK are performing well in a challenging market. In UK Aggregates, the asphalt market was particularly difficult in 2006. Our asphalt volumes decreased by nearly 10% and significant cost increases could not be fully recovered through selling price rises. Despite this, the division increased operating profit†# by 13.2%, benefiting from the acquisition of Civil and Marine in March 2006, and from strong selling price discipline and cost control.

In the UK Building Products division, difficult trading conditions were experienced in 2006, largely due to weak brick demand in the repair, maintenance and improvement (RMI) sector. Encouragingly, however, the division improved its earnings in the second half of the year compared to the second half of 2005. Operating profit†# increased by £5.2m, or 13.8%, including additional property profits of £6.8m.

Another good performance was delivered by the Australia and Asia Pacific division, supported by strong selling price increases and buoyant demand in Western Australia and Queensland. In addition, results from Malaysia and Hong Kong improved.

Good progress was made in Continental Europe, with a 9.5% increase in operating profit†# in 2006.

Profit before taxation† increased by £51.5m, or 12.0% to £480.8m in 2006.

[1]	Heritage operating profit excludes acquisitions owned for less than 12 months

Taxation on continuing operations in 2006 was £79.7m, equivalent to an effective tax rate on profit before taxation† of 16.6%.

The 2006 discontinued operations after taxation was a gain of £0.4m.

Basic earnings per share increased by 5.3% to 56.0p.

Dividend

The 2006 interim dividend paid and final dividend recommended by the Board totals 21.8p, an increase of 9.0% against 2005.

Investing highlights

Our plant upgrade programme has continued this year, with cash spent on capital investment up to £288.6m, an increase of £96.8m compared to last year and representing 155.8% of depreciation. Investments include additional mineral reserves and replacement of plant and equipment. We have also invested in new plants and significantly upgraded existing plants, particularly in the USA, to add value through increased production efficiency and product quality. These improvements also provide a more comprehensive product offering and enhanced customer service.

Acquisitions and disposals

We paid a total of £558.0m to invest in 16 acquisitions during 2006. Civil and Marine, acquired in March for £248.1m, completes our product integration in the UK, making us the UK’s leading supplier of GGBS (ground granulated blast furnace slag), a high quality cement substitute with significant environmental benefits. Material Service Corporation, acquired in June for £166.3m, is one of the leading aggregates producers in Illinois. PaverModule, our Florida-based concrete paver company acquired in January, forms the basis of a new product offering for our North America Building Products division. The other transactions included operations in North America, UK, Austria and Spain.

Our strategy remains to enhance shareholder value through the acquisition of companies which extend our existing operations or geographies. In addition, our aggregates acquisition strategy helps maintain our long-term mineral reserves and resources position, which totalled 17.8bn tonnes at the end of 2006.

Operating outlook

Our North America divisions have a broad geographic spread and end use balance. This should result in stable overall demand for our products in 2007, albeit against a strong first half of 2006. There are some signs of improvement in brick demand in our Building Products UK division. Elsewhere, demand is expected to remain stable.

We aim to continue to maintain our selling price discipline to recover input cost increases and to reflect the underlying value of our mineral reserves.

Our capital investment in new plant and equipment is expected to increase by around £100m in 2007 against 2006 to support ongoing productivity programmes.

The pipeline of potential acquisitions appears encouraging, particularly in North America.

Overall, we expect to make further progress in 2007.

Review of operations

Aggregates North America

Financial highlights

					%
	2006		2005		2006v2005
Group turnover*†	£1,131.3	m	£980.6	m	15.4
Group operating profit *†#	£177.2	m	£138.1	m	28.3
Group operating margin*†	15.7%		14.1%		1.6	ppts
Share of joint-ventures’ and associates’ profit after tax†	£3.7	m	£0.3	m	n/a
Operating profit†#	£180.9	m	£138.4	m	30.7
Property profit (inc. in operating profit†#)	£3.0	m	£2.4	m	25.0

2006 was an excellent year, following two previous years of strong operating profit†# improvement. The key drivers behind the improvement were selling price discipline, continued cost control and the good performance of the 2006 acquisitions. Geographic and end-use diversification within the USA limited the impact of the residential slowdown.

Group turnover*† increased to £1,131.3m (£980.6m) in 2006, an increase of 15.4%. £77.6m, or 7.9%, of this increase was due to acquisitions made in 2006. Group operating margin*†# increased 1.6ppts to 15.7% (14.1%).

Operating profit†# increased by £42.5m, or 30.7%, to £180.9m (£138.4m). Of this increase, £15.2m, or 11.0%, was due to 2006 acquisitions, mainly the acquisition of the Chicago, Illinois based Material Service Corporation. Foreign exchange translation reduced operating profit†# by £1.7m, partly offset by additional property profits of £0.6m. Excluding these items, operating profit†# increased by £28.4m, or 20.5%.

The average heritage selling price increase for aggregates was 12.1% from 2005 to 2006. This increase varied significantly across the US regions, depending on the local market and availability of mineral reserves.

Despite the residential decline, underlying demand across the portfolio was resilient. Heritage aggregates volumes declined slightly by 1.1% compared to last year. Reductions occurred in certain markets in our West and Southwest regions. This was partly offset by increased volume in the Northeast and Mideast regions where the weather at the end of the year was unusually mild and the operations have a more balanced end-use exposure.

Other products performed well. Ready-mixed concrete operating profit†# improved, led by a strong market in Arizona and average selling price increases of 15.2%, more than offsetting higher cement costs and a 5.1% heritage volume decline. Price rises of 37.4% in asphalt were necessary to recover the significant increase in costs, in particular bitumen. Cement price rises of 10.9% offset energy cost increases and compensated for some temporary lost production following a mechanical failure at our Californian cement plant. Our share of joint-ventures’ and associates’ profit after tax† increased by £3.4m, led by a good performance from our California asphalt joint-venture.

Total capital expenditure*† in 2006 increased by £21.3m to £90.7m (£69.4m). The ongoing programme included value-adding plant upgrades at our Penns Park and Geneva quarries in the Northeast; new aggregates, ready-mixed concrete and asphalt operations near Phoenix, AZ; and development of our aggregates operations at Mission Valley, CA.

The principal acquisition this year was Material Service Corporation (MSC), which was acquired in June. This is the largest US aggregates deal secured by the division. The MSC assets include approximately 1.7billion metric tonnes of reserves and resources in Illinois and northern Indiana, serving metropolitan Chicago and surrounding areas. The initial integration of these assets into the North American portfolio has progressed very well and the management team delivered an excellent performance in 2006.

Hanson Slag Cement (HSC) was acquired in March 2006 as part of Civil and Marine. HSC is based in Port Canaveral, Florida and produces and sells ground granulated blast furnace slag. This is a high quality cement substitute with significant environmental benefits, relative to conventional Portland cement.

Outlook

The division benefits from geographic and end use diversification. This includes significant exposure to the relatively stable markets in the Midwest and Northeast, and end use exposure to infrastructure, industrial and commercial activities which should mitigate the impact of the residential slowdown.

The extent of progress in 2007 will largely depend on pricing discipline. Our customers were notified of price increases, effective January 1, 2007 which averaged slightly less than the increases in 2006 for aggregates, although this varied significantly by market. Whilst very early in the seasonal construction cycle, indications to date are reasonably encouraging. We will continue to be value rather than volume led, particularly in those areas where it is difficult to secure new mineral reserves.

The full year impact in 2007 from 2006 acquisitions is expected to be slightly negative due to seasonality. We expect to increase the amount of our capital investment programme during 2007 compared to 2006.

Building Products North America

Financial highlights

					%
	2006		2005		2006v2005
Group turnover*†	£869.1	m	£753.7	m	15.3
Group operating profit *†#	£141.5	m	£124.4	m	13.7
Group operating margin*†#	16.3%		16.5%		(0.2	)ppts
Share of joint-ventures’ and associates’ profit after tax†	£0.3	m	£1.3	m	(76.9)
Operating profit†#	£141.8	m	£125.7	m	12.8
Property profit (inc. in operating profit†#)	£0.2	m	£0.5	m	(60.0)

2006 was a good year for the division, led by improvement due to acquisitions made in both 2006 and 2005, and a strong performance from pipe, precast and roof tile offsetting the difficult residential brick market.

Group turnover*† increased to £869.1m (£753.7m) in 2006, an increase of 15.3%. £45.1m, or 6.0%, of this increase was due to acquisitions made in 2006. Group operating margin*†# reduced from 16.5% to 16.3%.

Operating profit†# increased by £16.1m, or 12.8%, to £141.8m (£125.7m), consisting of £106.1m (£90.8m) in Pipe and Precast, £28.0m (£34.9m) in Brick and Tile and £7.8m (£nil) in the newly formed Paver group. £11.0m, or 8.8%, of the operating profit†# increase was due to acquisitions made in 2006, mainly related to the new pavers product group. Incremental full year contributions from acquisitions made in 2005 added a further £4.8m. Property profits reduced by £0.3m, offsetting a benefit due to foreign exchange translation of £0.1m. Excluding these items, operating profit†# increased by £0.5m due to an improvement in Pipe and Precast of £7.4m offset by a decline in Brick and Tile of £6.9m.

Pipe and Precast enjoyed a particularly good performance in the Southeast region in 2006, led by infrastructure and commercial activity in Florida. Results from our West region were also good, including strong demand in California. Elsewhere, overall market demand remained robust, although there were signs of weakening in the Northeast region towards the end of the year. Total heritage pipe and precast volumes increased by 2.4%, in part reflecting the continued success in combining our gravity pipe and precast product offerings in key markets. Average heritage selling prices in pipe and precast increased by 7.1% and were sufficient to recover all input cost increases, including cement.

In Brick and Tile, an improvement in Roof Tile more than offset the reduction in brick operating profit†#. As expected, demand for bricks, particularly in the eastern regions, fell significantly due to the slowdown in residential construction in the second half of the year. Overall brick volumes declined by 6.1%. Average selling prices increased by 7.3%, recovering the increased input costs such as natural gas. The improvement in the Roof Tile performance was led by average price increases of 13.7% to recover significant cost rises and strong demand in Florida. Volume decline of 8.8% was primarily due to weak demand in California.

The new Pavers product line, acquired with Pavermodule in January, enjoyed strong demand in Florida throughout the year. Performance was ahead of our expectations, principally due to an efficient integration process and very strong underlying market demand.

The division completed a further five acquisitions in 2006, the largest being the acquisition of the Hughes Supply concrete products division which brought four complementary plants to our operations in Georgia and Texas. Four more complementary plants were acquired in Connecticut, Utah, Texas and Alabama. All of these acquisitions are performing well.

The capital investment programme to upgrade our plants has continued this year, with capital expenditure*† up to £84.9m (£40.7m). New pipe and precast plants were commissioned in Houston, TX and in Columbus, OH. In addition, a new pipe and precast plant under construction at Winter Haven in Florida will consolidate three existing facilities into one. This will become our largest pipe and precast plant, with a rated capacity of nearly 0.3 million metric tonnes per annum. Additional replacement plants are also now being built in Longview, TX; Sacramento, CA and in Phoenix, AZ to consolidate two existing facilities into a single site. Within the other product lines, a new concrete pavers plant was completed at Haines City, FL, and construction has commenced on a further pavers plant on the same site. In roof tiles, a Greenfield plant at Sanderson, FL was commissioned shortly after year end and a further new plant is now under construction in Fort Worth, TX. We expect all of the above investments to add value when fully commissioned.

Outlook

The majority of our business is exposed to the infrastructure, industrial and commercial sectors. We expect the markets in these sectors to be reasonably robust. Our order backlogs were $560m at December 31, 2006 (compared to $450m at December 31, 2005). Ongoing pricing discipline will remain a priority.

Brick and Roof Tile have the greatest exposure to the residential construction market. The slowdown experienced in the second half of 2006 is anticipated to continue into 2007 which could make progress challenging.

We will continue to seek capacity and productivity improvements from capital investment and expect the level of investment in 2007 to be similar to 2006.

Aggregates UK

Financial highlights

					%
	2006		2005		2006v2005
Group turnover*†	£867.0	m	£811.5	m	6.8
Group operating profit*†#	£113.6	m	£96.9	m	17.2
Group operating margin*†#	13.1%		11.9%		1.2	ppts
Share of joint-ventures’ and associates’ profit after tax†	£9.6	m	£11.9	m	(19.3)
Operating profit†#	£123.2	m	£108.8	m	13.2
Property profit (inc. in operating profit†#)	£9.6	m	£8.0	m	20.0

We delivered another year of improved performance in 2006, benefiting from the acquisition in March 2006 of Civil and Marine. This more than offset an adverse asphalt performance, caused by the significant decline in asphalt demand and exacerbated by bitumen and fuel oil input cost inflation.

Group turnover*† increased to £867.0m in 2006 (£811.5m), an increase of 6.8%. £64.2m, or 7.9%, of this increase was due to acquisitions made in 2006. Group operating margin*†# increased by 1.2ppts to 13.1% (11.9%). Operating profit†# increased by 13.2% to £123.2m (£108.8m). The increase consisted of £18.5m, or 17.0%, due to acquisitions made in 2006, additional property profit of £1.6m and a reduction in the heritage business of £5.7m, or 5.2%.

We believe that the heritage performance was good given the particularly difficult asphalt market. The result demonstrates our ongoing commitment to pricing discipline, operational efficiency and cost reduction initiatives. The 2006 market demand for aggregates in the UK is estimated to have been similar to 2005. Our aggregates volumes fell by 2.9% due primarily to planned quarry closures and lower demand into our downstream operations. The average selling price of aggregates increased by 5.7% in 2006. This recovered the significant increases in the operating cost base, most notably energy and mineral royalty costs.

The asphalt market continues to suffer from limited public infrastructure spend, with investment in roads falling for the fourth consecutive year. Market demand for asphalt in 2006 is estimated to have been 8% below 2005, compared to a decline of 9.3% in our volumes. We have seen some recovery in our volumes during the second half of the year, indicating that our overall market position is stable. We believe that the shortfall experienced in 2006 was probably due to the regional distribution of demand associated with major works. In addition to weak volumes, we experienced considerable cost inflation. Significant increases in energy and bitumen costs were compounded by the prohibited use, by law, of recycled fuel oil from the beginning of 2006. The impact of these increases could only be partly mitigated through a combination of selling price increases of 8.6%, cost reduction measures and efficiency initiatives.

The total demand for ready-mixed concrete in the UK is estimated to have increased by approximately 2% in 2006, against a decline of 1.4% in our volumes. Our volumes declined due to pricing discipline at the expense of lower margin volume. Selling prices increased by 6.5% during 2006, largely recovering higher input costs, particularly for cement, fuel and electricity.

The share of joint-ventures’ and associates’ profit after tax† primarily consists of the 50% interests in Midland Quarry Products and United Marine Holdings. Hanson’s share of net profit after tax† of £9.6m (£11.9m) was down on last year due to difficult trading conditions, particularly asphalt for Midland Quarry Products. Significant efforts were made to enhance customer service levels in 2006. Investment was made in upgrading concrete and asphalt plants to improve plant availability and reduce downtime. In addition, a separate logistics function was established which has been instrumental in improving customer service and the efficiency of our haulage fleet across all products.

Civil and Marine has performed well since its acquisition in March 2006. It is the UK’s leading producer of ground granulated blast furnace slag. This is a high quality cement substitute with significant environmental benefits relative to conventional Portland Cement. Civil and Marine has five production facilities at Llanwern, Port Talbot, Purfleet, Scunthorpe and Teesside, in addition to a variety of depot distribution facilities. This acquisition is an excellent strategic fit with our existing ready-mixed concrete and building products facilities and effectively balances our UK cementitious demand with supply capabilities.

Towards the end of the year, we acquired an asphalt plant in Runcorn which complements our heritage asphalt business, increasing our asset footprint and market strength. Integration of both businesses has progressed well and the results were in line with our expectations.

Capital expenditure*† during 2006 was £40.3m (£23.1m) and included two new asphalt plants, around 100m metric tonnes of additional mineral reserves and resources, aggregates and ready-mixed concrete plant upgrades and replacement of mobile equipment.

Significant progress was made in 2006 to develop our strong reserve position for the future. Our sand and gravel position has been strengthened through securing a number of lease options. Our crushed rock position was improved through an extension to our Machen quarry, an important rail linked facility in South Wales. Our valuable marine reserve position was strengthened through the permitting of new dredging licences in the English Channel. This will allow us to continue to provide particularly valuable aggregates to the important South East and London markets.

Outlook

We do not expect a significant recovery in the market in the short term. Nevertheless, there are some signs that demand may improve towards the end of 2007, helped by the London Olympic spend leading up to 2012. We expect further raw material cost increases in 2007. Therefore, we will look to maintain our price discipline in the marketplace wherever possible. Notified price increases for 2007 are, on average, expected to be similar to 2006. Ongoing focus on customer service, reliability, logistics and operational efficiency will be supported by an increase in capital expenditure.

Building Products UK

Financial highlights

					%
	2006		2005		2006v2005
Group turnover*†	£382.8	m	£368.2	m	4.0
Group operating profit*†#	£43.0	m	£37.8	m	13.8
Group operating margin*†#	11.2%		10.3%		0.9	ppts
Share of joint-ventures and associates’ profit after tax†	—		—		—
Operating profit†#	£43.0	m	£37.8	m	13.8
Property profit (inc. in operating profit†#)	£9.8	m	£3.0	m	226.7

Difficult trading conditions continued for this division throughout 2006, although operating profit†# did improve in the second half of the year against the same period last year. Overall, weak demand in the Repairs, Maintenance and Improvement (RMI) sector led to volume reductions in all our main product lines.

Group turnover*† increased to £382.8m in 2006 (£368.2m), an increase of 4.0%. £18.7m of this increase was due to acquisitions made in 2006. Group operating margin*†# increased by 0.9ppts to 11.2% (10.3%). Operating profit†# increased by 13.8% to £43.0m (£37.8m). Of this £5.2m increase, £2.5m (£1.4m) was due to acquisitions made in 2006. Additional property profits of £6.8m were partly offset by additional restructuring costs, incurred to reduce production capacity, of £2.5m. Excluding acquisitions, property income and restructuring charges, the heritage operations declined by £3.0m, or 7.9%.

Our total brick volumes were down 13.5% for 2006 compared to 2005. Brick demand from residential house builders increased slightly in 2006. This was more than offset by weaker RMI demand and a significant reduction in stockholding by builders’ merchants particularly affecting our London Brick products. Despite the brick volume reductions, pricing discipline has been maintained. Average selling price increases of 7.6%, necessary to recover higher energy costs, were achieved for bricks due to the combined effects of price increases and product mix.

Aggregate block heritage volumes declined 1.6% whilst average selling prices increased 6.6%. The operating profit†# from our aircrete block operations, Thermalite, improved during 2006. This was driven by increases in average selling prices of 6.0%, and reduced costs following production cutbacks. Demand remained weak in 2006. These improvements suggest that Thermalite is now moving back towards the level of financial performance we were seeking at the time of acquisition in 2005.

Packed product average selling prices increased by 9.2%, despite lower volumes, as we continued to focus on the higher margin products within our range. Flooring demand remained strong during 2006, whilst pre-cast product volumes declined due to lower demand and maintenance of pricing discipline. Input costs, in particular energy, continued to increase during the year although the operating profit†# impact was partly mitigated by the forward hedging of gas prices. During 2006, we continued to reduce production capacity in response to low market demand and high energy costs. Production was reduced and several facilities were either closed or mothballed. A restructuring charge of £5.0m (£2.5m) was incurred as a result of these production changes.

Capital expenditure*† in 2006 totalled £18.5m (£16.8m) with an emphasis on projects which will reduce production costs, increase efficiency and automate manual handling activities. These projects include the continuation of our brick robotic setting and kiln rebuild programme at our brick factory at Whittlesey. In addition, we commissioned our first drymix packed products and dry-silo mortar plant at Nuneaton and commenced construction of a new aggregate block plant at Whittlesey. During 2006, three small acquisitions were completed. In January, we acquired Red Bank Manufacturing, a producer of high quality terracotta clay and concrete products. In February, we acquired a block plant from Lafarge. At the end of June, we acquired Formpave, a producer of high specification, permeable concrete block paving. To date, these acquisitions are performing in line with expectations.

Outlook

The second half of 2006 saw some signs of improvement in the RMI markets. We expect the level of new residential build to remain stable and continue to consist of a high proportion of flats and apartments, which use less bricks but more of our other products. The level of property profit in 2006 is unlikely to be repeated in 2007, although this may be offset by lower restructuring costs and improved operating conditions.

We have a number of opportunities to improve our productivity and capacity levels, which, if undertaken, would result in a significant increase in capital investment in 2007. We will continue to focus on the needs of our customers, and are working closely with them to become one of the UK’s leading suppliers of heavy building products and solutions which deliver environmental benefits.

Australia and Asia Pacific

Financial highlights

					%
	2006		2005		2006v2005
Group turnover*†	£608.7	m	£573.0	m	6.2
Group operating profit*†#	£68.4	m	£62.7	m	9.1
Group operating margin*†#	11.2%		10.9%		0.3	ppts
Share of joint-ventures’ and associates’ profit after tax†	£20.1	m	£27.0	m	(25.6)
Operating profit†#	£88.5	m	£89.7	m	(1.3)
Property profit (inc. in operating profit†#)	£10.1	m	£1.0	m	n/a

The Australia and Asia Pacific division delivered another good performance in 2006. Operating profit†# decreased by £1.2m, or 1.3%, to £88.5m (£89.7m), consisting of an increase in property profits of £9.1m offset by foreign exchange translation of £1.8m, acquisition loss of £0.6m and a one-off tax benefit in 2005 of £6.6m in Australia, shown in the share of joint-ventures’ and associates’ profit after tax within operating profit† under IFRS. Excluding these items, operating profit†# reduced by £1.3m.

Operating profit†# contribution from the aggregates and ready-mixed concrete operations was ahead of last year. This was mainly due to a strong demand-led performance in Queensland and Western Australia, offset to some extent by reduced demand and higher operating costs in New South Wales and Victoria respectively.

Total heritage aggregates volumes increased by 4.6% in 2006. This was due largely to increased demand in south-east Queensland and Western Australia as a result of both infrastructure and resources led demand, offsetting weaker demand in New South Wales.

Average selling prices for aggregates increased 4.3%. Heritage ready-mixed concrete volumes increased by 4.9% as lower volumes in Sydney were offset by increases in all other regions.

Average selling prices in ready-mixed concrete improved by 2.4%, partly recovering higher raw material costs.

Queensland had a very strong year with a significant increase in operating profit†# primarily as a result of good residential and infrastructure-related demand and improved selling prices. Western Australia had a strong performance in 2006 with operating profit†# well ahead of last year. Strong demand, as a result of both residential and infrastructure led activity, and good selling price increases were the main drivers for this improvement.

Victoria’s operating profit declined marginally. Despite flat volumes, selling price increases were not sufficient to offset rising input costs. Reduced volume from lower residential demand and completion of major infrastructure projects has led to a decrease in the profitability of our New South Wales operations.

2006 was difficult for our Building Products’ operations. Operating profit†# declined due to increased input costs, highly competitive pricing and a reduction in volumes in our precast operations.

The share of joint-ventures’ and associates’ profit after tax† of £15.5m (£24.3m) was lower than last year. Excluding the one-off tax benefit in 2005, the reduction was £2.2m, primarily due to the impact of weaker demand in New South Wales.

Capital expenditure*† totalled £41.5m (£31.6m) in 2006. This consisted of replacement delivery vehicles for our ready-mixed concrete and aggregates operations, plant upgrades to increase the capacity and efficiency of our quarries, over 100 million metric tonnes of additional mineral reserve and resources, and a new ready-mixed concrete plant in south-east Queensland.

Asia Pacific

The group operating profit†# in this region increased by 16.7% to £6.3m (£5.4m), predominately due to stronger demand and selling prices in Malaysia. Aggregates and asphalt volumes increased due to a variety of residential and infrastructure led projects, whilst ready-mixed concrete volumes reduced slightly due to maintenance of pricing discipline. Average selling price increases were stable across the aggregates operations in 2006, and well ahead of 2005 in asphalt and ready-mixed concrete to recover higher input costs. In Singapore, the operating performance declined due to a further downturn in construction sector volumes.

The share of joint-ventures’ and associates’ profit after tax† increased 70.3% to £4.6m (£2.7m) due largely to a much improved performance by our Hong Kong operations. Despite limited new public sector work, our Hong Kong concrete volumes have increased year-on-year whilst selling prices have also increased.

Outlook

Demand in the Australian market is forecast to be stable during 2007, with infrastructure strength offsetting residential weakness. Strong growth is anticipated in Queensland and continuing high levels of demand are anticipated in Western Australia. However, New South Wales is anticipated to remain subdued for the majority of 2007. Asia is expected to see some softening of demand in Malaysia, offset by an improved performance from Hong Kong.

Continental Europe

Financial highlights

					%
	2006		2005		2006v2005
Group turnover*†	£273.8	m	£228.7	m	19.7
Group operating profit*†#	£21.8	m	£19.9	m	9.5
Group operating margin*†#	8.0%		8.7%		(0.7	)ppts
Share of joint-ventures’ and associates’ profit after tax†	—		—		—
Operating profit†#	£21.8	m	£19.9	m	9.5
Property profit (inc. in operating profit†#)	—		—		—

Continental Europe made good progress in the year and delivered an improved performance. Group turnover*† increased to £273.8m in 2006 (£228.7m), an increase of 19.7%. £9.4m, or 4.1%, of this increase was due to acquisitions made in 2006. Group operating margin*†# decreased from 8.7% to 8.0%.

Operating profit†# increased by 9.5% to £21.8m (£19.9m). £0.7m, or 3.5%, of this increase was due to acquisitions made in 2006. Excluding acquisitions, the increase was 6.0%, or £1.2m.

Almost all countries, and particularly Israel, delivered an improved operating profit†# performance in 2006 due to pricing discipline, improved volumes and operating cost reductions. Operating profit†# in Spain reduced, largely due to the expected exhaustion of reserves in Barcelona. Total heritage volumes for the division improved in each product line with aggregates up 7.0%, ready-mixed concrete up 6.1% and asphalt up 12.1%.

Operating profit†# in Israel improved significantly, despite difficult political conditions during the year. This was driven by a combination of strong volume demand, price improvement across the product range and continued cost saving initiatives.

In Spain, operating profit†# declined in 2006 following the exhaustion of two quarries in Barcelona during 2005. Aggregates demand was strong with volumes well ahead of last year whilst average selling prices remained similar to last year due to competitive pricing and product mix. Ready-mixed concrete volume and price increased during the year although margins have reduced due to higher raw material and transport costs.

Market conditions in the Czech Republic were again strong and, coupled with good pricing discipline, contributed to another record operating profit†# contribution. In The Netherlands, Belgium and Germany, stronger demand and selling price increases led to an improved performance compared to last year.

Capital expenditure*† totalled £13.3m (£13.3m) and included a new ready-mixed concrete plant at Zona Franca, Barcelona, replacement of our sand and gravel processing plant at Ostend, Belgium, and replacement of mobile equipment at various locations throughout the region. Replenishment of our reserves position, either through acquisition or mineral reserve purchases, remained a high priority for 2006. During the year, we acquired 84.5m metric tonnes of additional reserves and resources in Madrid, Spain and in Austria.

Three acquisitions were made in 2006. Two of the acquisitions were in Spain, with the acquisition of three quarries complementing our existing operations in Madrid, and two concrete plants strengthening our position in Majorca. In November, we acquired Quarzsande GmbH in Austria which has four aggregates operations based in Upper Austria.

Outlook

In 2007, we expect activity levels to reduce from recent highs in certain markets in Spain. This should be broadly offset by further progress in the construction market in other countries. The general pricing environment is stable with inflationary cost increases set to be recovered. We will continue to seek further bolt-on acquisitions and to invest in our capital expenditure programme.

Financial Review

Group turnover*† in 2006 increased by £417.0m, or 11.2%, to £4,132.7m. £215.0m of the increase was due to acquisitions made in the year. The majority of the remaining increase of £202.0m was achieved through selling price discipline.

Costs and overheads*† increased by £336.3m, or 10.3%, in 2006 to £3,603.7m. £167.1m of the increase was due to acquisitions. The remaining increase of £169.2m included significant increases in energy and raw material costs. Energy costs consist primarily of electricity, gas and fuel. Raw material costs are largely cement, bitumen and steel. In total, excluding acquisitions, the cost of these items increased by over £80m to nearly £800m in 2006.

The share of joint-ventures’ and associates’ profit after tax† in 2006 of £33.7m (£40.5m) was lower than last year, largely due to a one-off tax benefit of £6.6m in Australia in 2005.

Operating profit before impairments

Operating profit†# in 2006 increased by £73.9m, or 15.1%, to £562.7m following an increase of 15.4% in 2005.

The operating profit†# of £562.7m consists of the operating profit†# for each of the six divisions which totalled £599.2m, less central expenses of £36.5m (£31.5m). The increase in central expenses related to incentive accruals, group IT costs and self insurance charges.

Exchange impact

Foreign exchange translation in 2006 decreased group turnover*† by £24.6m and operating profit†# by £3.3m. The sensitivity of operating profit†# to a 10% fall in the US dollar is £27.1m.

Operating impairments†

Operating impairments in 2006 were £4.1m. The net charge consists primarily of charges relating to the Aggregates North America division which have arisen due to the closure, or intended closure, of two sites.

Finance costs and income†

Net finance costs were*† £77.8m (£55.5m). Interest payable on loans totalled £131.3m against interest receivable of £43.9m, resulting in a net interest cost of £87.4m (£58.9m). The main reason for the increase in the net interest charge was an increased level of net debt due to acquisitions. Interest cost on the pension plan liabilities and other post-employment benefits was £103.2m, offset by an expected return on pension assets of £114.5m, to give a net pension and other post employment benefits finance income of £11.3m (£5.5m). The increase in net pension finance income in 2006 resulted primarily from improved investment returns in 2005 which increased the value of the assets for 2006. The unwind of the discounting relating to long-term provisions was a net charge of £2.0m (£2.5m), and included the impact of a change in discount rates. Changes in the fair value of derivatives and related items resulted in a net income of £0.3m (£0.4m).

Profit before taxation†

Profit before taxation† increased by £51.5m, or 12.0% to £480.8m in 2006.

Taxation on continuing operations

Taxation on continuing operations in 2006 was £79.7m (£34.4m), equivalent to an effective tax rate on profit before taxation† of 16.6% (8.0%).

The 2006 charge included a benefit of £2.1m (2005: charge £5.6m) relating to impairments. In addition, the 2005 charge included a net release from provisions of £29.6m following the successful resolution of a number of issues with the relevant tax authorities.

Discontinued operations after taxation

The 2006 discontinued operations after taxation was a gain of £0.4m (loss £7.3m). This consisted of three categories of items. The first two relate to current year disposals, namely the current year profit or loss after taxation of discontinued operations of £nil and the profit on disposal after tax for operations disposed of during the year of £0.3m.

A profit after tax of £0.1m resulted from operations that were discontinued prior to 2006. The main item in this category was a credit relating to asbestos of £1.1m after tax.

Asbestos

The 2006 net credit of £1.1m after tax consists of a benefit of £14.0m due to an asbestos insurance settlement reached in the year, less a charge of £12.9m, including discounting, to maintain the provision.

Various of the Company’s US subsidiaries are defendants in a number of lawsuits alleging bodily injury due to exposure to asbestos-containing products before 1984.

In 2006, outstanding claimants reduced to approximately 107,600 from 131,350, representing new claimants of approximately 6,350 less 30,100 resolved during 2006. In the last two years, over 90% of resolved claimants were dismissed without payment.

The gross US dollar cost of resolutions (settlement and defence costs) in 2006, before insurance, was $54.5m including legal fees of $25.4m. Net costs after insurance were $51.1m, equivalent to a discounted sterling cost after tax of £16.9m. The costs incurred in each year were utilised against the asbestos provision.

Earnings per share

Basic earnings per share increased by 5.3% to 56.0p, reflecting the increase in profit before taxation less the impact of the one-off benefit in the 2005 tax charge.

Dividends

The 2006 interim dividend paid and final dividend recommended total 21.8p, an increase of 9.0% against 2005. The average annual increase in the dividend since 2002 has been 9.0%, reflecting our progressive dividend policy.

Cashflow

Net cash inflow from operating activities for 2006 was £445.5m, compared to group operating profit†# of £529.0m.

In 2006, the adverse movement in working capital of £87.5m included £69.1m due to an increase in inventories. Around half of this increase was in Building Products North America, largely due to delays in product offtake by our customers and increases to support the order book. The majority of the balance is due to higher brick inventory in the UK to maintain future production flexibility. Other movements in 2006 of £33.8m largely consist of property profits which are excluded from operating cashflow and shown within the sale of property, plant and equipment. Tax and net interest payments increased by £20.9m.

Capital expenditure

Capital expenditure*† for the purchase of property, reserves, new and replacement plant and equipment during the year totalled £291.4m of which £288.6m was paid in 2006. This represented 157.3% of continuing depreciation. In 2006, around 60% of this amount was spent in North America. A further £142.2m of capital expenditure had been committed as at December 31, 2006, primarily for new Building Products plants in North America.

These capital expenditures are expected to be financed out of group cash flows and borrowing facilities. The group continues to identify and invest in projects which are intended to reduce operating costs and expand and enhance the performance of our divisions.

Capital structure and share buyback programme

The capital structure of the group takes account of the needs of our equity shareholders to maximise return on equity, whilst recognising that to do so requires access to the debt capital markets. Our debt ratings are carefully managed and we maintain an inclusive relationship with the major rating agencies to ensure consistent ratings over the medium-term. Key credit ratios are closely monitored and reviewed as part of our planning process.

The group continually reviews its level of debt and equity. Following a four year period of debt reduction, Hanson commenced an on-market share buyback programme during October 2004.

During the year ended December 31, 2006, 9,960,000 shares were bought back and held as treasury shares for £64.1m at an average cost of £6.43 per share.

At December 31, 2006 there were 712.3 million ordinary shares in issue excluding 24.6 million held in treasury. The share buyback programme is a rolling return of that capital which we believe is in excess of our medium-term requirements and which is reviewed on a continuing basis in the context of our cash flow, capital expenditure and acquisition plans.

Net debt

Net debt consists of cash, cash equivalents and borrowings. At the end of 2006, the group’s net debt of £1,397.3m was represented by borrowings of £2,164.0m, offset by cash of £766.7m. Cash balances include £32.7m, effectively pledged to third party insurance companies, and hence not available for general use. The percentage of net debt held at fixed interest rates at the end of 2006 was 63%.

In line with the group’s financial risk policies, the amount of net debt and foreign exchange contracts denominated in US dollars was increased during the year to £1,114.0m, representing 80% of net debt. The change in net debt as a result of foreign exchange translation was a reduction of £159.2m.The effect on net debt of a 10% fall in the US dollar is £101.3m.

Non-current assets

Non current assets of £4,582.4m included £2,901.5m of property, plant and equipment. The increase was driven by acquisitions, which added £313.4m, and capital investment of a further £291.4m. Intangible assets, primarily goodwill, of £1,196.4m increased largely due to acquisitions which added £299.8m.

Other assets

Other assets include inventories of £450.0m and trade and other receivables of £807.3m.

Provisions

Non current and current provisions at December 31, 2006 totalled £479.7m. These included £203.7m for the estimated cost of asbestos settlement and legal costs, discounted and before insurance and tax relief, for the next eight years.

Other liabilities

Other liabilities include a net liability before taxation in relation to defined benefit pension plans of £13.5m and a net liability before taxation relating to post-employment medical benefits of £77.4m.

Equity

Total equity was £2,728.8m at December 31, 2006. The increase of £56.5m consisted of profit for the year of £401.5m less foreign exchange movements of £108.3m, dividends paid of £147.5m, shares repurchased of £64.1m and other adverse movements of £25.1m.

Further information about Hanson can be found at http://www.hanson.biz/

Enquiries:

Hanson PLC +44 (0)20 7245 1245

Media – Charlotte Mulford

Investors/Analysts – Nick Swift

Website:

www.hanson.biz

Notes to editors:

Hanson is one of the world’s largest suppliers of heavy building materials to the construction industry, with turnover in 2006 of £4.1bn. Our products fall into two categories: ‘aggregates’ (crushed rock, sand and gravel, ready-mixed concrete, asphalt and cement related products) and ‘building products’ (concrete pipes, pre-cast products, concrete pavers, tiles and clay bricks). We employ 26,000 people, operating primarily in North America, the UK and Australia with further operations in Asia Pacific and Continental Europe.

Register for Hanson’s e-mail distribution service for press releases and notification of the publication of corporate reports via http://www.hanson.biz/.

High-resolution Hanson images for editorial use are available from http://www.hanson.biz/

Forward-looking statements made in this press release involve risks and uncertainties which could cause actual results and developments to differ materially from those expressed in or contemplated by such statements. Factors which could cause such differences are set out in detail in Hanson’s Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson does not undertake any obligation to update or revise publicly such forward-looking statements. All written, oral or other tangible and electronic forward-looking statements attributable to Hanson or persons acting on behalf of Hanson are expressly qualified in their entirety by this cautionary statement.

Appendix (i)

Financial highlights

Simplified income statement

2006	2005	2004
£m	£m	£m
Continuing operations: Group turnover*
North America
Aggregates	1,131.3	980.6	897.3
Building Products	869.1	753.7	647.4
2,000.4	1,734.3	1,544.7
UK
Aggregates	867.0	811.5	771.9
Building Products	382.8	368.2	300.7
1,249.8	1,179.7	1,072.6
Australia & Asia Pacific
Australia	489.1	464.6	413.2
Asia Pacific	119.6	108.4	124.5
608.7	573.0	537.7
Continental Europe	273.8	228.7	228.0
Continuing operations	4,132.7	3,715.7	3,383.0
Operating profit before impairments
North America

Aggregates	180.9	138.4	127.6
Building Products	141.8	125.7	111.2
322.7	264.1	238.8
UK
Aggregates	123.2	108.8	74.5
Building Products	43.0	37.8	36.8
166.2	146.6	111.3
Australia & Asia Pacific
Australia	77.6	81.6	66.5
Asia Pacific	10.9	8.1	5.6
88.5	89.7	72.1
Continental Europe	21.8	19.9	23.9
Central	(36.5)	(31.5)	(22.7)
Operating profit before impairments	562.7	488.8	423.4
Operating impairments	(4.1)	(4.0)	(29.3)
Operating profit	558.6	484.8	394.1
Net finance costs	(77.8)	(55.5)	(46.8)
Profit before tax	480.8	429.3	347.3
Tax on continuing operations	(79.7)	(34.4)	(27.1)
Profit after tax – continuing operations	401.1	394.9	320.2

Discontinued operations:

Current year profit/(loss) after tax of discontinued operations	—	2.8	(16.4)
Profit on disposals in the current year, after tax	0.3	2.3	10.4
Profit/(loss) on disposals in prior years, after tax	0.1	(12.4)	(50.0)
Profit/(loss) after tax – discontinued operations	0.4	(7.3)	(56.0)
Profit for the year	401.5	387.6	264.2
Dividends

Paid in the year (£m)	147.5	136.2	127.3
Earnings per ordinary share (pence)
Basic	56.0	p	53.2	p	36.0	p

*	The use of the word ‘Group’ indicates that the results of joint-ventures and associates, accounted for under the equity method, are excluded.

Other financial highlights

	2006	2005	2004
	£m	£m	£m
Property profits – continuing operations	32.7	14.9	21.4
Depreciation – continuing operations	185.2	160.8	153.6

Depletion – continuing operations	32.1	33.5	36.2
Net cash inflow from operating activities	445.5	471.2	507.5

Cash spend on capital expenditure (including other intangible assets)	288.6	191.8	198.6

Cash spend on acquisitions	558.0	342.9	88.4

Net debt	1,397.3	989.6	695.2
Total equity	2,728.8	2,672.3	2,411.0
Gearing	51.2%	37.0%	28.8%

Appendix (ii)

Operating statistics

Volume and price movements

	Volumes	Volumes	Price
	2006v2005 % change Continuing	2006v2005 % change Heritage	2006v2005 % change Heritage
Aggregates North America
Aggregates	11.2	(1.1)	12.1
Asphalt	(5.3)	(7.0)	37.4
Ready-mixed concrete	(1.0)	(5.1)	15.2
Cement	(8.4)	(8.4)	10.9

Building Products North America
Concrete products	12.3	2.4	7.1
Bricks	(6.1)	(6.1)	7.3
Roof tiles	(8.8)	(8.8)	13.7

Aggregates UK
Aggregates	(2.9)	(2.9)	5.7
Asphalt	(9.3)	(9.3)	8.6
Ready-mixed concrete	(1.4)	(1.4)	6.5

Building Products UK
Bricks	(13.5)	(13.5)	7.6
Aggregate blocks	4.4	(1.6)	6.6

Australia
Aggregates	4.6	4.6	4.3
Ready-mixed concrete	4.9	4.9	2.4

Asia Pacific
Aggregates	16.7	16.7	n/a

Continental Europe
Aggregates	11.7	7.0	n/a
Asphalt	12.1	12.1	n/a
Ready-mixed concrete	7.7	6.1	n/a

Appendix (iii)

Financial Statements

Consolidated income statement

for the 12 months ended December 31, 2006

	2006		2005		2004
	£m		£m		£m
Continuing operations: Group turnover*	4,132.7		3,715.7		3,383.0
Costs and overheads	(3,603.7)		(3,267.4)		(2,982.8)
Group operating profit before impairments*	529.0		448.3		400.2
Share of joint-ventures’ and associates’ profit after tax	33.7		40.5		23.2

Operating profit before impairments	562.7		488.8		423.4
Operating impairments	(4.1)		(4.0)		(29.3)
Operating profit	558.6		484.8		394.1

Finance costs	(236.5)		(224.7)		(198.0)
Finance income	158.7		169.2		151.2
Net finance costs	(77.8)		(55.5)		(46.8)

Profit before tax	480.8		429.3		347.3

Tax on continuing operations before impairments	(81.8)		(28.8)		(33.4)
Tax on impairments	2.1		(5.6)		6.3

Tax on continuing operations	(79.7)		(34.4)		(27.1)
Profit after tax – continuing operations	401.1		394.9		320.2
Discontinued operations: Current year profit/ (loss) after tax of discontinued operations	—		2.8		(16.4)
Profit on disposals in the current year, after tax	0.3		2.3		10.4
Profit/ (loss) on disposals in prior years, after tax	0.1		(12.4)		(50.0)
Profit/ (loss) after taxation – discontinued operations	0.4		(7.3)		(56.0)
Profit for the year	401.5		387.6		264.2

Profit for the year attributable to: Equity holders of the Company	400.4		387.3		264.3
Minority interests	1.1		0.3		(0.1)
	401.5		387.6		264.2
Dividends
Paid in the year (£m)	147.5		136.2		127.3
Paid in the year (pence per ordinary share)	20.60	p	18.65	p	17.30p

Earnings per ordinary share (pence) Basic	56.0	p	53.2	p	36.0p
Basic – continuing operations	55.9	p	54.2	p	43.6p
Diluted	55.3	p	52.6	p	35.6p
Diluted – continuing operations	55.2	p	53.6	p	43.2p

*	The use of the word ‘Group’ indicates that the results of joint-ventures and associates, accounted for under the equity method, are excluded.

Consolidated balance sheet

at December 31, 2006

	2006	2005
	£m	£m
Assets Non-current assets Intangible assets	1,196.4	974.2
Property, plant and equipment	2,901.5	2,735.4
Investments	290.6	302.3
Receivables	174.8	182.2
Pension plan surpluses	18.3	26.9
Deferred tax assets	0.8	0.7
	4,582.4	4,221.7

Current assets Inventories	450.0	382.4
Trade and other receivables	807.3	774.8
Tax receivables	10.6	6.3
Cash and cash equivalents	766.7	1,083.0
	2,034.6	2,246.5

Assets held for sale	3.0	8.5
Total assets	6,620.0	6,476.7

Liabilities Non-current liabilities Payables	(69.2)	(84.0)
Borrowings	(1,339.8)	(1,161.6)
Provisions	(384.8)	(448.0)
Pension and post-employment medical plan deficits	(109.2)	(151.0)
Tax payable	(96.4)	(101.4)
Deferred tax liabilities	(333.3)	(256.8)
	(2,332.7)	(2,202.8)

Current liabilities Trade and other payables	(628.6)	(578.5)
Borrowings	(824.2)	(911.0)
Provisions	(94.9)	(104.3)
Tax payable	(10.8)	(7.8)
	(1,558.5)	(1,601.6)
Total liabilities	(3,891.2)	(3,804.4)
Net assets	2,728.8	2,672.3

Equity Called-up share capital	73.7	73.7
Own shares	(138.4)	(73.3)
Cash flow hedge reserve	(0.5)	(3.0)
Cumulative translation reserve	(63.2)	44.7
Retained earnings	1,879.3	1,655.5
Other reserves	972.4	972.4
Attributable to equity holders of the Company	2,723.3	2,670.0
Minority interests	5.5	2.3
Total equity	2,728.8	2,672.3

Consolidated cash flow statement

for the 12 months ended December 31, 2006

	2006	2005	2004
	£m	£m	£m
Cash inflow from operating activities
Group operating profit before impairments – continuing operations	529.0	448.3	400.2
Group operating profit before impairments – discontinued operations	—	1.0	4.0
	529.0	449.3	404.2
Amortisation of intangible assets	5.4	3.0	2.5
Depreciation and depletion	217.3	194.6	191.4
Provisions charged	20.8	9.5	6.9
Provisions utilisation	(63.1)	(43.8)	(26.1)
Movements in pensions and post-employment medical plan benefits	(30.6)	(20.0)	(16.3)
Profit on sale of property, plant and equipment and assets held for sale	(36.6)	(15.0)	(6.3)
Increase in inventories	(69.1)	(42.3)	(16.5)
Net change in receivables and payables	(18.4)	20.1	15.8
Dividends received from joint-ventures and associates	27.3	27.9	19.9
Other	2.8	8.9	3.5
Net cash inflow from operating activities before interest and tax	584.8	592.2	579.0
Interest received	44.8	57.3	66.0
Interest paid*	(120.5)	(124.2)	(119.2)
Taxation paid	(63.6)	(54.1)	(18.3)
	445.5	471.2	507.5
Cash flow from investing activities
Purchase of property, plant and equipment and other intangible assets	(288.6)	(191.8)	(198.6)
Sale of property, plant and equipment and assets held for sale	48.5	29.0	18.5
Receipt of government grants	3.0	—	—
Purchase of investments#	(3.3)	(1.4)	(16.2)

Disposal of investments†	8.1	36.3	18.4

Acquisition of operations	(558.0)	(342.9)	(88.4)
Disposal of operations	5.8	14.0	59.4
Cash and cash equivalents in operations acquired or disposed of	8.4	(1.2)	1.0
	(776.1)	(458.0)	(205.9)
Cash flow from financing activities
Dividends paid to shareholders	(147.5)	(136.2)	(127.3)
Dividends paid by subsidiaries to minority interests	(0.3)	—	—
Purchase of own shares held in treasury	(65.7)	(45.1)	(26.1)
Purchase of shares by ESOP trust	(14.2)	(6.0)	—
Decrease in borrowings (including finance lease payments of £0.7m (£0.7m, £1.0m)	(261.2)	(439.3)	(445.3)
Increase in borrowings	396.2	249.1	206.6
	(92.7)	(377.5)	(392.1)
Net cash outflow after financing	(423.3)	(364.3)	(90.5)
Exchange movements	(14.0)	37.4	(9.0)
Cash and cash equivalents at beginning of year	1,062.1	1,389.0	1,488.5
Cash and cash equivalents at end of year	624.8	1,062.1	1,389.0

*	Interest paid includes £nil (£2.6m, £nil) in respect of premium paid on the redemption of borrowings and £0.1m (£0.2m, £0.5m) in respect of the interest element of finance lease rental payments
#	Purchase of investments includes £2.9m (£1.4m, £16.9m) in respect of increases in loans to joint-ventures and associates
†	Disposal of investments includes £8.1m (£5.3m, £13.4m) in respect of decreases in loans to joint-ventures and associates

Reconciliation of net cash outflow after financing to net debt:

	2006	2005	2004
	£m	£m	£m
Net cash outflow after financing	(423.3)	(364.3)	(90.5)
Decrease in borrowings	261.2	439.3	445.3
Increase in borrowings	(396.2)	(249.1)	(206.6)
(Increase)/ decrease in net debt resulting from cash flows	(558.3)	(174.1)	148.2
Non cash movements in debt:
Fair value adjustments	10.4	(8.8)	—
Effective interest adjustments	(9.6)	(12.3)	—
Borrowings in subsidiary undertakings (acquired)/ disposed of	(8.3)	(1.9)	(1.6)
Other movements	(1.1)	(1.6)	(1.4)
Exchange movements	159.2	(95.7)	101.8
Movement in net debt in the year	(407.7)	(294.4)	247.0
Opening net debt	(989.6)	(695.2)	(942.2)
Closing net debt	(1,397.3)	(989.6)	(695.2)

Net debt comprises the following balance sheet items at December 31:

	2006	2005	2004
	£m	£m	£m
Cash and cash equivalents	766.7	1,083.0	1,394.3
Current borrowings	(824.2)	(911.0)	(1,031.2)
Non-current borrowings	(1,339.8)	(1,161.6)	(1,058.3)
Net debt	(1,397.3)	(989.6)	(695.2)

Segmental analysis

(a) Group Turnover

	2006	2005	2004
	£m	£m	£m
North America
Aggregates	1,131.3	980.6	897.3
Building Products	869.1	753.7	647.4
	2,000.4	1,734.3	1,544.7
UK
Aggregates	867.0	811.5	771.9
Building Products	382.8	368.2	300.7
	1,249.8	1,179.7	1,072.6
Australia & Asia Pacific
Australia	489.1	464.6	413.2
Asia Pacific	119.6	108.4	124.5
	608.7	573.0	537.7
Continental Europe	273.8	228.7	228.0
Continuing operations	4,132.7	3,715.7	3,383.0
Discontinued	—	24.0	81.3
	4,132.7	3,739.7	3,464.3

(b) Operating profit

	2006	2006	2006	2006	2006
	Group operating profit before impairments	Share of joint-ventures’ and associates’ profit after tax	Operating profit before impairments	Operating impairments	Operating profit
	£m	£m	£m	£m	£m
North America
Aggregates	177.2	3.7	180.9	(4.1)	176.8
Building Products	141.5	0.3	141.8	—	141.8
	318.7	4.0	322.7	(4.1)	318.6
UK
Aggregates	113.6	9.6	123.2	—	123.2
Building Products	43.0	—	43.0	—	43.0
	156.6	9.6	166.2	—	166.2
Australia & Asia Pacific
Australia	62.1	15.5	77.6	—	77.6
Asia Pacific	6.3	4.6	10.9	—	10.9
	68.4	20.1	88.5	—	88.5
Continental Europe	21.8	—	21.8	—	21.8
Central	(36.5)	—	(36.5)	—	(36.5)
Continuing operations	529.0	33.7	562.7	(4.1)	558.6
Discontinued	—	—	—	—	—
	529.0	33.7	562.7	(4.1)	558.6

	2005	2005	2005	2005	2005
	Group operating profit before impairments	Share of joint-ventures’ and associates’ profit after tax	Operating profit before impairments	Operating impairments	Operating profit
	£m	£m	£m	£m	£m
North America
Aggregates	138.1	0.3	138.4	(1.6)	136.8
Building Products	124.4	1.3	125.7	—	125.7
	262.5	1.6	264.1	(1.6)	262.5
UK
Aggregates	96.9	11.9	108.8	(0.6)	108.2
Building Products	37.8	—	37.8	—	37.8
	134.7	11.9	146.6	(0.6)	146.0
Australia & Asia Pacific
Australia	57.3	24.3	81.6	—	81.6
Asia Pacific	5.4	2.7	8.1	—	8.1
	62.7	27.0	89.7	—	89.7
Continental Europe	19.9	—	19.9	(1.8)	18.1
Central	(31.5)	—	(31.5)	—	(31.5)
Continuing operations	448.3	40.5	488.8	(4.0)	484.8
Discontinued	1.0	2.6	3.6	—	3.6
	449.3	43.1	492.4	(4.0)	488.4

	2004	2004	2004	2004	2004
	Group operating profit before impairments	Share of joint-ventures’ and associates’ profit after tax	Operating profit before impairments	Operating impairments	Operating profit
	£m	£m	£m	£m	£m
North America
Aggregates	126.7	0.9	127.6	—	127.6
Building Products	111.2	—	111.2	—	111.2
	237.9	0.9	238.8	—	238.8
UK
Aggregates	62.2	12.3	74.5	(20.7)	53.8
Building Products	36.8	—	36.8	—	36.8
	99.0	12.3	111.3	(20.7)	90.6
Australia & Asia Pacific
Australia	56.0	10.5	66.5	—	66.5
Asia Pacific	6.1	(0.5)	5.6	(4.9)	0.7
	62.1	10.0	72.1	(4.9)	67.2
Continental Europe	23.9	—	23.9	(3.7)	20.2
Central	(22.7)	—	(22.7)	—	(22.7)
Continuing operations	400.2	23.2	423.4	(29.3)	394.1
Discontinued	4.0	3.2	7.2	(21.9)	(14.7)
	404.2	26.4	430.6	(51.2)	379.4

(c) Joint-ventures and associates

	2006	2006	2005	2005	2004	2004
	Turnover	Operating profit	Turnover	Operating profit	Turnover	Operating profit
	£m	£m	£m	£m	£m	£m
North America
Aggregates	26.9	4.4	2.4	0.6	1.6	1.1
Building Products	1.2	0.3	4.6	1.3	0.9	—
	28.1	4.7	7.0	1.9	2.5	1.1
UK
Aggregates	107.8	14.2	111.6	16.9	106.6	17.5
Building Products	—	—	—	—	—	—
	107.8	14.2	111.6	16.9	106.6	17.5
Australia & Asia Pacific
Australia	191.9	22.9	179.8	24.1	166.5	17.6
Asia Pacific	33.8	5.7	16.0	3.3	16.6	(0.5)
	225.7	28.6	195.8	27.4	183.1	17.1
Continental Europe	—	—	1.3	—	2.0	—
Continuing operations	361.6	47.5	315.7	46.2	294.2	35.7
Discontinued	—	—	29.2	2.6	51.8	3.2
	361.6	47.5	344.9	48.8	346.0	38.9

				2006	2005	2004
				£m	£m	£m
Continuing operating profit from joint-ventures and associates				47.5	46.2	35.7
Net finance costs				(4.6)	(3.5)	(3.2)
Tax				(9.2)	(2.2)	(9.3)
Continuing profit after tax from joint-ventures and associates				33.7	40.5	23.2

Included within the 2005 joint-ventures and associates tax charge of £2.2m is a benefit of £6.6m following a change in Australian tax laws.

(d) Analysis of property profits, depletion, depreciation, amortisation and capital expenditure

	2006	2006	2006	2006	2006	2006
	Property profits	Depletion	Depreciation	Amortisation of other intangible assets	Additions to property, plant and equipment	Additions to other intangible assets
	£m	£m	£m	£m	£m	£m
North America
Aggregates	3.0	16.3	70.1	1.6	90.7	0.3
Building Products	0.2	—	31.5	0.9	84.9	2.6
	3.2	16.3	101.6	2.5	175.6	2.9
UK
Aggregates	9.6	6.9	34.9	0.7	40.3	1.8
Building Products	9.8	1.5	13.9	1.7	18.5	—
	19.4	8.4	48.8	2.4	58.8	1.8
Australia & Asia Pacific
Australia	10.1	4.6	24.4	—	41.5	—
Asia Pacific	—	0.5	3.2	—	2.2	—
	10.1	5.1	27.6	—	43.7	—
Continental Europe	—	2.3	7.1	0.1	13.3	—
Central	—	—	0.1	0.4	—	1.3
Continuing operations	32.7	32.1	185.2	5.4	291.4	6.0
Discontinued	0.9	—	—	—	—	—
	33.6	32.1	185.2	5.4	291.4	6.0

	2005	2005	2005	2005	2005	2005
	Property profits	Depletion	Depreciation	Amortisation of other intangible assets	Additions to property, plant and equipment	Additions to other intangible assets
	£m	£m	£m	£m	£m	£m
North America
Aggregates	2.4	18.4	59.5	1.5	69.4	4.1
Building Products	0.5	—	26.3	0.2	40.7	—
	2.9	18.4	85.8	1.7	110.1	4.1
UK
Aggregates	8.0	7.2	30.0	—	23.1	3.4
Building Products	3.0	1.6	11.6	1.2	16.8	—
	11.0	8.8	41.6	1.2	39.9	3.4
Australia & Asia Pacific
Australia	1.0	4.6	23.4	—	31.6	—
Asia Pacific	—	0.4	3.4	—	1.0	—
	1.0	5.0	26.8	—	32.6	—
Continental Europe	—	1.3	6.5	0.1	13.3	0.1
Central	—	—	0.1	—	0.2	0.8
Continuing operations	14.9	33.5	160.8	3.0	196.1	8.4
Discontinued	—	—	0.3	—	—	—
	14.9	33.5	161.1	3.0	196.1	8.4

	2004	2004	2004	2004	2004	2004
	Property profits	Depletion	Depreciation	Amortisation of other intangible assets	Additions to property, plant and equipment	Additions to other intangible assets
	£m	£m	£m	£m	£m	£m
North America
Aggregates	14.3	19.5	57.0	2.1	74.6	1.9
Building Products	—	—	22.5	0.3	38.2	—
	14.3	19.5	79.5	2.4	112.8	1.9
UK
Aggregates	1.9	6.9	30.8	—	35.6	—
Building Products	3.2	1.6	8.1	—	16.1	—
	5.1	8.5	38.9	—	51.7	—
Australia & Asia Pacific
Australia	1.7	5.4	22.3	—	26.4	—
Asia Pacific	—	1.1	5.4	—	2.4	—
	1.7	6.5	27.7	—	28.8	—
Continental Europe	0.3	1.7	7.5	0.1	7.6	—
Central	—	—	—	—	0.2	—
Continuing operations	21.4	36.2	153.6	2.5	201.1	1.9
Discontinued	—	0.1	1.5	—	1.9	—
	21.4	36.3	155.1	2.5	203.0	1.9

(e)	Analysis of assets and liabilities

	2006	2006	2006	2006	2006	2006	2006	2006
	Goodwill	Joint-ventures and associates	Long-lived assets	Disposal groups held for sale	Other assets held for sale	Total assets	Total liabilities	Net assets
	£m	£m	£m	£m	£m	£m	£m	£m
North America
Aggregates	250.7	24.6	1,420.0	—	0.2	1,719.8	(241.5)	1,478.3
Building Products	277.5	0.2	628.6	—	—	910.1	(139.0)	771.1
	528.2	24.8	2,048.6	—	0.2	2,629.9	(380.5)	2,249.4
UK
Aggregates	250.4	85.3	1,022.9	—	0.7	1,263.7	(187.4)	1,076.3
Building Products	150.9	—	503.0	—	0.7	657.1	(92.3)	564.8
	401.3	85.3	1,525.9	—	1.4	1,920.8	(279.7)	1,641.1
Australia & Asia Pacific
Australia	137.7	131.0	581.1	—	1.4	689.5	(80.9)	608.6
Asia Pacific	33.7	49.1	94.7	—	—	130.3	(23.8)	106.5
	171.4	180.1	675.8	—	1.4	819.8	(104.7)	715.1
Continental Europe	42.1	0.3	135.9	—	—	254.6	(90.5)	164.1
Central	—	—	2.3	—	—	994.9	(3,035.8)	(2,040.9)
Continuing operations	1,143.0	290.5	4,388.5	—	3.0	6,620.0	(3,891.2)	2,728.8
Discontinued	—	—	—	—	—	—	—	—
	1,143.0	290.5	4,388.5	—	3.0	6,620.0	(3,891.2)	2,728.8

	2005	2005	2005	2005	2005	2005	2005	2005
	Goodwill	Joint-ventures and associates	Long-lived assets	Disposal groups held for sale	Other assets held for sale	Total assets	Total liabilities	Net assets
	£m	£m	£m	£m	£m	£m	£m	£m
North America
Aggregates	229.5	24.6	1,368.2	—	—	1,659.6	(275.5)	1,384.1
Building Products	272.6	0.9	577.3	—	—	830.9	(130.5)	700.4
	502.1	25.5	1,945.5	—	—	2,490.5	(406.0)	2,084.5
UK
Aggregates	93.4	85.6	786.5	—	1.8	1,011.1	(187.2)	823.9
Building Products	134.1	—	470.8	3.5	0.6	590.8	(86.7)	504.1
	227.5	85.6	1,257.3	3.5	2.4	1,601.9	(273.9)	1,328.0
Australia & Asia Pacific
Australia	146.0	137.1	602.8	—	2.3	701.4	(82.1)	619.3
Asia Pacific	34.3	53.6	102.5	—	—	140.7	(22.4)	118.3
	180.3	190.7	705.3	—	2.3	842.1	(104.5)	737.6
Continental Europe	22.8	0.3	102.1	—	—	197.7	(71.7)	126.0
	932.7	302.1	4,010.2	3.5	4.7	5,132.2	(856.1)	4,276.1
Central	—	—	1.7	—	0.3	1,341.0	(2,948.3)	(1,607.3)
Continuing operations	932.7	302.1	4,011.9	3.5	5.0	6,473.2	(3,804.4)	2,668.8
Discontinued	—	—	—	—	—	3.5	—	3.5
	932.7	302.1	4,011.9	3.5	5.0	6,476.7	(3,804.4)	2,672.3

Long-lived assets represent intangible assets, property, plant and equipment, and investments.

Finance costs and finance income

	2006	2005	2004
	£m	£m	£m
Finance costs:
Interest payable on bank loans and overdrafts	(22.8)	(23.3)	(15.2)
Interest payable on other loans	(108.5)	(95.7)	(77.0)
Total interest payable	(131.3)	(119.0)	(92.2)
Finance cost on pension plan liabilities and other post-employment medical benefits	(103.2)	(103.2)	(99.2)
Unwinding of discount (net)	(2.0)	(2.5)	(6.6)
Total finance costs	(236.5)	(224.7)	(198.0)

Finance income:
Interest receivable and similar income	43.9	60.1	40.0
Expected return on pension plan assets	114.5	108.7	111.2
Change in fair value of derivatives and related items	0.3	0.4	—
Total finance income	158.7	169.2	151.2

Net finance costs	(77.8)	(55.5)	(46.8)

Representing:
Net interest payable	(87.4)	(58.9)	(52.2)
Net pension credit and other post-employment medical benefits	11.3	5.5	12.0
Change in fair value of derivatives and related items	0.3	0.4	—
Unwinding of discount (net)	(2.0)	(2.5)	(6.6)
Net finance costs	(77.8)	(55.5)	(46.8)

Net finance costs of £77.8m (£55.5m, £46.8m) above exclude joint-ventures’ and associates’ net finance costs of £4.6m (£3.5m, £3.2m)

Total interest payable includes £0.1m (£0.2m, £0.5m) relating to finance leases.

Analysis of total tax charge in consolidated income statement

The income tax (charge)/ credit for the year is shown as follows in the financial statements.

	2006	2006	2006	2005	2005	2005	2004	2004	2004
	Before tax	Tax	After tax	Before tax	Tax	After tax	Before tax	Tax	After tax
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations:
Group operating profit before impairments	529.0			448.3			400.2
Net finance costs	(77.8)			(55.5)			(46.8)
Group operating profit before impairments, after net finance costs1	451.2	(81.8)	369.4	392.8	(28.8)	364.0	353.4	(33.4)	320.0
Share of joint-ventures’ and associates’ profit after finance costs	42.9	(9.2)	33.7	42.7	(2.2)	40.5	32.5	(9.3)	23.2
Profit from continuing operations before impairments	494.1	(91.0)	403.1	435.5	(31.0)	404.5	385.9	(42.7)	343.2
Operating impairments	(4.1)	2.1	(2.0)	(4.0)	(5.6)	(9.6)	(29.3)	6.3	(23.0)
Profit from continuing operations	490.0	(88.9)	401.1	431.5	(36.6)	394.9	356.6	(36.4)	320.2
Discontinued operations:
Profit/ (loss) from discontinued operations	—	—	—	3.6	(0.8)	2.8	(14.7)	(1.7)	(16.4)
Profit from current year disposals	0.3	—	0.3	5.4	(3.1)	2.3	11.5	(1.1)	10.4
Profit/ (loss) from prior year disposals	(0.5)	0.6	0.1	(25.8)	13.4	(12.4)	(89.1)	39.1	(50.0)
Profit for the year	489.8	(88.3)	401.5	414.7	(27.1)	387.6	264.3	(0.1)	264.2

							2006	2005	2004
							£m	£m	£m
Tax (charge)/ credit for the year analysed as:
UK tax							(9.2)	47.7	7.2
Overseas tax							(79.1)	(74.8)	(7.3)
							(88.3)	(27.1)	(0.1)

[1]	Included in the 2005 tax charge was a credit of £29.6m relating to net provision releases. Included in the 2004 tax charge was a one-off deferred tax benefit of £21.7m.

In addition to the income tax charged to the consolidated income statement, a tax charge of £1.7m (credits of £11.8m, £4.9m) has been charged directly to equity.

Analysis of tax charge on continuing operations before impairments

	2006	2005	2004
	£m	£m	£m
Current income tax
UK companies	0.5	34.8	5.3
Overseas companies	(76.7)	(59.4)	(38.8)
	(76.2)	(24.6)	(33.5)
Deferred income tax
UK companies	(5.1)	17.8	(3.3)
Overseas companies	(0.5)	(22.0)	3.4
	(5.6)	(4.2)	0.1
Tax on continuing operations before impairments	(81.8)	(28.8)	(33.4)

The components of income tax are as follows:	2006	2005	2004
	£m	£m	£m
Current income tax
UK corporation tax (charge)/ credit at 30.0%:
– Current year	(0.3)	—	(106.1)
– Double tax relief†	—	—	106.1
– Effect of current year events on prior period tax balances	(3.6)	29.6	—
– Receipt for group relief	4.4	5.2	5.3
	0.5	34.8	5.3
Overseas current tax (charge)/ credit:
– Current year	(69.8)	(58.4)	(37.2)
– Effect of current year events on prior period tax balances	(3.1)	1.3	—
– Share of partnership tax	(3.8)	(2.3)	(1.6)
	(76.7)	(59.4)	(38.8)
Total current tax	(76.2)	(24.6)	(33.5)

Deferred income tax
UK deferred tax (charge)/ credit:
– Origination and reversal of temporary differences	(13.8)	5.1	(3.3)
– Effect of current year events on prior period tax balances	8.7	12.7	—
	(5.1)	17.8	(3.3)
Overseas deferred tax (charge)/ credit:
– Origination and reversal of temporary differences	(1.7)	(21.5)	(9.3)
– Effect of current year events on prior period tax balances	1.2	(0.5)	12.7
	(0.5)	(22.0)	3.4
Total deferred tax (charge)/ credit	(5.6)	(4.2)	0.1
Tax on continuing operations before impairments	(81.8)	(28.8)	(33.4)

†	Double tax relief relates to dividends paid to the UK by overseas subsidiarie

Earnings per ordinary share

The basic earnings per ordinary share of 56.0p (53.2p, 36.0p) is calculated by taking the profit attributable to equity holders of the Company of £400.4m (£387.3m, £264.3m) and dividing by the weighted average of ordinary shares in issue during the year after deducting shares held in employee trusts or as treasury shares 715,285,833 (728,300,283; 734,257,732). The basic earnings per ordinary share of continuing operations of 55.9p (54.2p, 43.6p) is calculated on earnings of £400.0m (£394.6m, £320.3m) and using the same number of shares referred to above.

The diluted earnings per ordinary share of 55.3p (52.6p, 35.6p) is calculated by taking the profit attributable to equity holders of the Company as set out above and dividing by the basic number of shares adjusted for the notional vesting/ exercise of outstanding long-term incentive awards and options, where these would be deemed to have a dilutive impact. The diluted number of shares at December 31, 2006 is 723,578,366 (735,664,121; 741,105,680). At December 31, 2006 there are 787,281 (nil, nil) shares under option which are deemed to be anti-dilutive.

The reconciliation from basic number of shares to diluted number of shares is given as follows:

	2006	2005	2004
	Number of shares	Number of shares	Number of shares
Weighted average ordinary shares in issue	736,968,849	736,968,849	736,968,849
Less: Weighted average own shares held	(21,683,016)	(8,668,566)	(2,711,117)
Basic number of shares	715,285,833	728,300,283	734,257,732
Share Option Plan	296,459	502,975	223,211
Sharesave Scheme	1,130,268	622,471	879,847
Long Term Incentive Plan	6,865,806	6,238,392	5,744,890
Diluted number of shares	723,578,366	735,664,121	741,105,680

	2006		2006		2006		2005	2005		2005		2004		2004		2004
	Continuing operations		Discontinued operations		Total		Continuing operations	Discontinued operations		Total		Continuing operations		Discontinued operations		Total
	£m		£m		£m		£m	£m		£m		£m		£m		£m
Profit attributable to equity holders of the company
Profit	400.0		0.4		400.4		394.6	(7.3)		387.3		320.3		(56.0)		264.3
Adjustment for impairments, after tax	2.0		—		2.0		9.6	—		9.6		23.0		21.9		44.9
Profit before impairments	402.0		0.4		402.4		404.2	(7.3)		396.9		343.3		(34.1)		309.2
Earnings per share (in pence)
Basic	55.9	p	0.1	p	56.0	p	54.2p	(1.0	)p	53.2	p	43.6	p	(7.6	)p	36.0	p
Adjustment for impairments, after tax	0.3	p	—		0.3	p	1.3p	—		1.3	p	3.1	p	3.0	p	6.1	p
Basic before impairments	56.2	p	0.1	p	56.3	p	55.5p	(1.0	)p	54.5	p	46.7	p	(4.6	)p	42.1	p
Diluted	55.2	p	0.1	p	55.3	p	53.6p	(1.0	)p	52.6	p	43.2	p	(7.6	)p	35.6	p
Adjustment for impairments, after tax	0.3	p	—		0.3	p	1.3p	—		1.3	p	3.1	p	3.0	p	6.1	p
Diluted before impairments	55.5	p	0.1	p	55.6	p	54.9p	(1.0	)p	53.9	p	46.3	p	(4.6	)p	41.7	p

Dividends

Equity dividends on ordinary shares paid during the year:
												2006		2005		2004
												£m		£m		£m
Final dividend for 2005: 14.15p (12.80p, 11.95p)												101.6		93.5		87.8
Interim dividend for 2006: 6.45p (5.85p, 5.35p)												45.9		42.7		39.5
Dividends paid during the year												147.5		136.2		127.3
Recommended final dividend for 2006: 15.35p (14.15p, 12.80p)												109.3		102.2		93.5

The final dividend of 15.35p recommended by the Board is payable on May 4, 2007, subject to shareholder approval, to those ordinary shareholders on the register at the close of business on April 10, 2007.

Asbestos claimant numbers and costs during the year

Information regarding the movement in asbestos claimants in the year and the cost of resolution in the year is provided below:

	2006	2005	2004
New claimants	6,350	10,350	18,700
Resolutions	(30,100)	(14,750)	(7,150)
Outstanding claimants	107,600	131,350	135,750
Average gross cost of resolution ($)	1,811	2,929	8,294
Gross cost of resolution ($m)	54.5	43.2	59.3
Less insurance recoveries ($m)	(3.4)	(11.5)	(46.5)
Net cost before tax ($m)	51.1	31.7	12.8

Net employee benefit obligations

The amounts recognised in the balance sheet are as follows:

	Defined benefit pension plans	Defined benefit pension plans	Defined benefit Pension plans	Post- employment medical plans	Post- employment medical plans	Post- employment medical plans
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m
Present value of funded obligations at December 31	(2,026.7)	(1,998.7)	(1,779.5)	—	—	—
Fair value of plan assets at December 31	2,026.9	1,991.6	1,742.2	—	—	—
	0.2	(7.1)	(37.3)	—	—	—
Present value of unfunded obligations	(13.7)	(13.7)	(11.2)	(77.4)	(103.3)	(80.4)
Net liability	(13.5)	(20.8)	(48.5)	(77.4)	(103.3)	(80.4)
Represented by amounts in the balance sheet:
Plan deficits	(31.8)	(47.7)	(76.1)	(77.4)	(103.3)	(80.4)
Plan surpluses	18.3	26.9	27.6	—	—	—
Net liability	(13.5)	(20.8)	(48.5)	(77.4)	(103.3)	(80.4)

The net liability is shown before the associated deferred tax credit of £37.1m (£64.2m, £57.5m).

Basis of preparation

The financial information shown in this publication does not constitute statutory financial statements. The 2005 Hanson PLC Annual Report and Form 20-F was filed with the Registrar of Companies; the auditors’ reports on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985. The 2006 Hanson PLC Annual Report and Form 20-F will be filed with the Registrar of Companies; the auditors’ reports on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

From January 1, 2005, as required by the European Union’s IAS Regulation, the group has prepared its Annual Report and Form 20-F in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the Company applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

END